Exhibit 12.1
Apartment Investment and Management Company
Ratios of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before taxes, minority interests and income or loss from equity investees	$(30,951)	$(22,899)	$(78,115)	$46,351	$59,483
Fixed charges	463,245	426,104	358,143	323,539	306,827
Amortization of capitalized interest	10,239	6,101	3,380	2,449	2,057
Distributed income of equity investees	4,239	3,578	3,259	4,200	3,728
Capitalized interest	(30,719)	(24,533)	(17,733)	(9,065)	(14,479)
Preferred OP Unit distributions	(7,128)	(7,153)	(7,226)	(7,858)	(9,312)

Total earnings (A)	$408,925	$381,198	$261,708	$359,616	$348,304

Fixed charges:
Interest expense	$422,130	$391,465	$330,717	$304,683	$281,003
Estimate of interest within rental expense	3,268	2,953	2,467	1,933	2,033
Capitalized interest	30,719	24,533	17,733	9,065	14,479
Preferred OP Unit distributions	7,128	7,153	7,226	7,858	9,312

Total fixed charges (B)	$463,245	$426,104	$358,143	$323,539	$306,827

Preferred stock dividends	$63,381	$74,284	$86,825	$85,315	$85,920
Redemption related preferred issuance costs	2,635	6,848	1,123	3,489	7,645

Total preferred stock dividends	$66,016	$81,132	$87,948	$88,804	$93,565

Total fixed charges and preferred stock dividends (C)	$529,261	$507,236	$446,091	$412,343	$400,392

Ratio of earnings to fixed charges (A divided by B) (1)	(1)	(1)	(1)	1.11	1.14

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C) (2)	(2)	(2)	(2)	(2)	(2)

(1)	During the years ended December 31, 2007, 2006 and 2005, earnings were insufficient to cover fixed charges by $54.3 million, $44.9 million and $96.4 million, respectively.

(2)	During the years ended December 31, 2007, 2006, 2005, 2004 and 2003, earnings were insufficient to cover fixed charges and preferred stock diviedneds by $120.3 million, $126.0 million, $184.4 million, $52.7 million and $52.1 million, respectively.